Riata Energy, Inc.
1601 Northwest Expressway, Suite 1600
Oklahoma City, OK 73118

September 7, 2006

American Real Estate Partners, L.P.
American Real Estate Holdings Limited Partnership
White Plains Plaza
445 Hamilton Avenue - Suite 1210
White Plains, NY 10601

Exclusivity Agreement and Letter of Intent
Ladies and Gentlemen:

This exclusivity agreement and letter of intent (the “Letter”) relates to a potential transaction among American Real Estate Partners, L.P. (“AREP”), American Real Estate Holdings Limited Partnership (“AREH”) and Riata Energy, Inc. (“Buyer”) under which Buyer would obtain an option (the “Option”) to acquire all of the issued and outstanding membership interests of NEG Oil & Gas, LLC (the “Company”) from AREP O & G Holdings LLC (“Seller”), a wholly-owned subsidiary of AREP Oil & Gas Holdings LLC, which is in turn a wholly-owned subsidiary of AREH (“Oil & Gas Holdings”, together with AREH and AREP, the “Parents”) substantially on the terms and subject to the conditions set forth herein and in the term sheet attached hereto as Annex A (the “Term Sheet”). For purposes of this Letter, the Parents shall cause Seller to take all actions and comply with all obligations set forth herein. For purposes of this Letter and the Term Sheet, (i) the Company shall not be deemed to include the corporate entity, National Energy Group, Inc. (“NEGI”) but will be deemed to include all of the issued and outstanding membership interests of NEG Holding LLC (“NEG Holding”) held by NEGI, which are to be acquired by the Company in the  Restructuring(1)(as defined in the Term Sheet), and (ii) NEGI shall not be deemed to be a direct or indirect subsidiary (or, solely for purposes of Sections 3, 5-7 and 9, an affiliate) of the Company, the Seller or the Parents. The proposed acquisition of all of the Company’s membership interests (including, for the avoidance of doubt, such membership interests of NEG Holding acquired by the Company through the Restructuring) is referred to herein as the “Transaction”. Except for the provisions of this Letter contained in the following sentence and Sections 1, 3, 5-12 and 15 (and expressly excluding Annex A hereto), which are intended to be binding, this Letter is a preliminary summary of non-binding terms concerning a possible transaction between the parties. This Letter is for discussion purposes only in order to facilitate discussions between the parties regarding a potential transaction and, except for this sentence and sections 1, 3, 5-12 and 15 below (and expressly excluding Annex A hereto), does not constitute and will not give rise to any legally binding agreement, obligation or duty of any kind or character including, without limitation, any agreement, obligation or duty to act reasonably, fairly or in good faith) on the part of either party or their respective affiliates, officers, directors, stockholders, employees or agents.

(1)
As of July 31, 2006, NEGI’s assets, other than its membership interest in NEG Holding, consisted of: (i) cash and cash equivalents in the amount of approximately $3.06 million; (ii) accounts receivable from the Company and its subsidiaries under operating and management contracts (all of which will be terminated as of the closing of the Transaction) in the amount of approximately $1.4 million; (iii) a deferred tax asset in the amount of approximately $6.2 million; and (iv) other assets unrelated to oil and gas operations (including, furniture, computers, leases for office space and office equipment and similar items, but not including any information technology, software and data relevant to the oil and gas operations of the Company or its subsidiaries, including NEG Holding, whether or not on such computers, which will be transferred to Buyer as part of the Transaction). All references herein to the SEC Reports (as defined in Section 11(c)(ii)) and financial statements shall be deemed to exclude such assets of NEGI (other than NEGI’s membership interests in NEG Holding and such information technology, software and data).

1.  Payment. Simultaneously with the execution of this Letter, Buyer is paying to Seller $10 million.

2.  Definitive Documentation. Following the execution of this Letter, the parties will engage in discussions in order to develop definitive documents (the “Definitive Documentation”) to reflect the matters contained herein, and such other matters as may be agreed between the parties. Each party is free to negotiate the Definitive Documentation in its sole and absolute discretion and shall have no duty or obligation of any kind or character to the other party hereto in such negotiations, including, without limitation, to act reasonably, fairly or in good faith. The parties expect to execute the Definitive Documentation as promptly as practicable and no later than 70 days from the date hereof (provided that the Definitive Documentation shall be acceptable to each party in its sole and absolute discretion). If the Definitive Documentation shall have been executed by both parties, it is the parties’ mutual desire that in accordance with the terms and conditions of such Definitive Documentation, the Transaction be consummated as promptly as practicable.

3. HSR. Seller and Buyer will use their best efforts to: (i) file with the Federal Trade Commission and/or the Department of Justice, as applicable, the required Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), notification and report forms within 10 days following execution of this Letter, and will request expedited treatment (i.e., early termination) of such filing; (ii) furnish any supplemental information which may be requested in connection therewith as promptly as practicable; and (iii) obtain clearance under the HSR Act, either through early termination, expiration of the waiting period or otherwise, as soon as possible (it being understood that neither Buyer nor Seller shall be required to take any action with respect to selling, holding separate or otherwise disposing of any business or assets or conducting their or their respective subsidiaries’ business in any specified manner in order to obtain such clearance). If the Letter is terminated, Seller and Buyer shall take all action to immediately terminate all governmental and regulatory filings theretofore made, including the HSR Act filing.

4. Transaction. Under the Definitive Documentation, Buyer will have the Option, subject to the terms and conditions thereof, for a period from the date hereof until the End Date (or the Extended End Date, as the case may be), to purchase all of the issued and outstanding membership interests of the Company, for an aggregate consideration of $1.519 billion, which will consist of (i) the $10 million delivered upon execution of this Letter, (ii) at the closing of the Transaction (the “Closing”), $1.015 billion in immediately available funds and 12,842,000 shares of Buyer common stock, (iii) the Company and its subsidiaries shall have no more than $300 million in third party debt obligations (consisting of borrowings under the Company’s Credit Facility with Citicorp USA, Inc. and Bear Stearns Corporate Lending Inc., dated as of December 20, 2005 (the “Credit Facility”)) at Closing, and (iv) the Company and its subsidiaries shall have $50 million of cash(2) at Closing (the “Cash Amount”). If, as of the date of the Closing (the “Closing Date”), (i) the Cash Amount is less than $50 million, then the cash portion of the purchase price shall be reduced by the amount of any such shortfall and (ii) the Cash Amount is more than $50 million, then either, at the Buyer’s option, (A) the cash portion of the purchase price shall be increased by the amount of any such excess or (B) the Company shall distribute such excess cash to Seller. In addition, if at Closing: (A) the Net Working Capital (as defined below) is less than $0 (the “Specified Target”), then the cash portion of the purchase price shall be reduced by the amount of any shortfall; and (B) the Net Working Capital is more than the Specified Target, then Buyer will have the option to either: (x) adjust the aggregate cash consideration upwards by the amount of any excess; or (y) cause the Company to reduce the Net Working Capital to such Specified Target by distributing cash to Seller. “Net Working Capital” shall mean current assets of the Company minus current liabilities of the Company, as defined by GAAP (and consistent, with respect to presentation, with the June 30 Financials (as hereafter defined)), excluding receivables or payables due to or from AREP or its affiliates which are being eliminated by the Parents as part of the Transaction, cash and all liabilities and obligations relating to the Company’s or its Subsidiaries’ hedging contracts and any other derivative financial instruments, and the Company and its subsidiaries shall have been operating in the ordinary course consistent with past practice with respect to net working capital items.

(2)
For the avoidance of doubt, neither “cash” nor “cash equivalents” shall include certain items such as monies restricted in connection with securing bonding requirements for plugging and abandonment obligations or other similar items.

(3)
Unless the Credit Facility is paid off by Buyer as part of the Transaction, the consents, waivers and/or amendments that Buyer shall obtain from the lenders under the Credit Facility shall include consent to (i) waive change of control, (ii) elimination of hedges, (iii) release of the Stock and the Note (as referred to in the Restructuring) from pledges for distribution to Seller, and (iv) distribution of the Stock and the Note and any excess cash to Seller as a result of adjustments relating to cash or Net Working Capital at Closing. Buyer will either obtain such required consents, together with any other consents under the Credit Facility required in order to consummate the Restructuring and the Transaction, or pay all amounts outstanding under the Credit Facility at Closing.

At Closing, Seller shall unwind the Company’s and its subsidiaries’ hedging contracts and Seller shall retain all liabilities and obligations (or positive benefits and value) relating to the hedging contracts.

5.  Exclusivity. From the date hereof until the termination of this Letter (such period, the “Exclusivity Period”):

(a)  none of the Parents, Seller, the Company, the Company’s subsidiaries (including for purposes of this Letter, NEG Holding, of which the Company is the managing member), or any of their respective (i) directors, officers or affiliates or (ii) advisors, investment bankers, financial advisors, attorneys, accountants, consultants, agents or employees, but only in the case of clause (ii) if and to the extent authorized to act on the behalf of the foregoing for the following purposes (collectively, “Representatives”) shall directly or indirectly, (A) initiate, solicit, invite or facilitate any inquiry, proposal or offer concerning the merger or sale of any of the assets of or equity interests in (whether by way of a single or series of direct purchases, mergers, or consolidations or otherwise) the Company or any of its subsidiaries, other than the sale of assets in the ordinary course of business consistent with past practice (any such inquires, or alternative offer or proposal, a “Competing Proposal”) or (B) engage or participate in any negotiations or discussions concerning (it being understood that a discussion consisting of a rejection of negotiations or discussions or a referral to someone else who provides such a rejection shall not be a violation of this Section 5(a)), or provide access to its properties, books and records or any nonpublic information or data to, any person in connection with, any Competing Proposal, or execute or enter into any agreement, understanding or letter of intent with respect to, or accept, any Competing Proposal, in each case other than the transactions expressly contemplated or permitted herein;

(b)  the Parents, Seller, the Company, the Company’s subsidiaries and their respective Representatives shall cease and terminate any and all discussions, negotiations and any provision of access to their properties, books and records, nonpublic information or data, with any person regarding any Competing Proposal (and shall promptly provide written notice to Buyer of receipt of any bona fide written Competing Proposal of which any of Carl Icahn, Keith Meister, Vincent Intrieri, Bob Alexander, Randy Cooley or Phil Devlin is aware, and the material terms and conditions thereof);

(c)  the Parents, Seller, the Company and their subsidiaries and Representatives shall instruct NEGI and NEGI’s employees, in their capacity as managers of the Company or its subsidiaries (and only to the extent that NEGI and such NEGI employees possess or have access to confidential or non-public information of, or participate in the management of, the Company or its subsidiaries (“NEGI’s Relevant Employees”), and the Parents, Seller, the Company and their subsidiaries shall use their commercially reasonable efforts, consistent with applicable laws, to cause NEGI and NEGI’s Relevant Employees: (i) not to provide access to any such confidential or nonpublic information or data to, any person in connection with any Competing Proposal; and (ii) to cease and terminate any and all provision of access to such confidential or nonpublic information or data, with any person regarding any Competing Proposal; and

(d)  the Parents and Seller shall, and shall cause the Company, the Company’s subsidiaries and their respective Representatives (i) to take affirmative action to prevent any registration statements of NEG, Inc., the Company or any of the Company’s subsidiaries filed with the SEC prior to the date hereof that are not yet effective, from being amended or becoming effective (provided, however, that Seller shall not be required to withdraw any such registration statements and shall not be prohibited from making any amendments thereto required by the SEC in order to avoid the forced involuntary withdrawal of such registration statements by the SEC); (ii) not to file any such registration statements or similar forms or register any securities with respect to NEG, Inc. the Company or any of the Company’s subsidiaries with the SEC; provided, that the foregoing shall not apply to NEGI; and (iii) to cease all actions in furtherance of marketing or completing the initial public offering of NEG, Inc., the Company or any of the Company’ subsidiaries or making effective any registration statements, provided, that nothing in this clause (iii) will limit Seller’s right to continue internal preparation and discussions with its Representatives with respect to such registration statements so long as such actions are kept confidential.

6.  Due Diligence. In order for Buyer and Seller to conduct their respective business, accounting and legal due diligence review of each other (the “Due Diligence”), Seller and Buyer agree to provide each other with reasonable cooperation and access, for a period from the date hereof until the termination of this Letter, to all of their and their subsidiaries’ respective, and in the case of Seller, to the Company’s and the Company’s subsidiaries’ respective, properties, offices, books and records (including bankruptcy records), abstracts of title, title opinions, title files, ownership maps, lease files, assignments, division orders, production, drilling and imbalance reports, operating records and agreements, well files, financial and accounting records (including SEC correspondence), geological, geophysical and engineering records, contracts, commitments and such financial information (including work papers), operating data, and all other information concerning their businesses, properties, personnel, representatives, landlords/sublandlords, tenants, licensees and franchisees as Buyer or Seller, as the case may be, may request. Buyer and Seller and their respective subsidiaries will (and Seller will cause the Company and its subsidiaries to) provide each other with reasonable access and cooperation as necessary to facilitate their respective ongoing Due Diligence, including access to, among other persons, management, Representatives and customers; provided, however, that only management of Buyer or Seller (or the Company and its subsidiaries) may be contacted and any contact of such other persons will be coordinated through a member of management of Buyer or Seller or the Company, as applicable, provided, that the Representatives, personnel and customers of Buyer or Seller (or the Company and its subsidiaries), as the case may be, may be contacted by the other party in the ordinary course of business consistent with past practice. Notwithstanding the foregoing, Buyer and Seller will cooperate to limit their respective reviews so as to avoid (i) issues under applicable antitrust rules, regulations and interpretations and (ii) any conflicts with the provisions of any confidentiality agreements, license agreements or other restrictive agreements with third parties; provided, that the disclosing party will take such specific actions as are reasonably requested by the recipient and, at the recipient’s expense if such additional fees to such third parties are required, seek to enter into arrangements or obtain waivers or consents that would permit the provision of information without any such limitations.

7.  Cooperation with Financing. The Parents and Seller shall, and shall cause the Company and its subsidiaries and its and their respective Representatives to use their commercially reasonable efforts to provide (subject to customary confidentiality agreements) and will request that the Company’s auditors and reserve engineers provide (at Buyer’s ultimate expense), reasonably necessary cooperation on a timely basis in connection with the arrangement of the Buyer’s equity and debt financing, including furnishing Buyer and its financing sources with timely financial information regarding the Company and the Company’s subsidiaries as shall be requested by Buyer (and including, with respect to any audited financial statements and engineering reserve reports, any consents to use the reports of the Company’s auditors and engineers thereon). In addition, the Parents and Seller shall request, and shall cause the Company and its subsidiaries to request the management of the Company to use their commercially reasonable efforts (i) to meet with investors in presentations, meetings, road shows and due diligence sessions, (ii) to provide timely assistance by providing information in connection with Buyer’s preparation of pro forma business projections, offering memorandum and similar materials (each of which shall be the sole responsibility of Buyer to prepare and approve),(4) and (iii) otherwise cooperate with the marketing efforts of Buyer for any of Buyer’s equity and debt financing. It is a condition of the obligations set forth above and in Section 6 (with respect to both Buyer and Seller) that in requesting information and assistance hereunder and under Section 6 (with respect to both Buyer and Seller), Buyer shall act in a commercially reasonable manner, including, without limitation, with respect to the amount of data and timing of responses requested by Buyer, and in determining whether the obligations set forth above and in Section 6 (with respect to both Buyer and Seller) have been satisfied, and in determining whether such parties acted reasonably or in a commercially reasonable manner, such parties shall not be required to “drop everything” or ignore their existing responsibilities to conduct their business and comply with their SEC or other reporting obligations. In addition, neither Parents, the Seller, the Company, nor their affiliates will have any liability to Buyer, its financing sources or otherwise should Buyer fail to secure adequate financing to close the transactions contemplated hereby.

(4)
It is intended that any such forward-looking financial information, if included in materials provided to potential financing parties, will either be subject to a confidentiality agreement or be a part of consolidated information of Buyer (but without identifying the components thereof attributable to the Company or identifying the Company as the source thereof), and in any case, will not be included in the offering memorandum prepared in connection with the financing.

Buyer shall indemnify the Parents, Seller, Seller’s subsidiaries and the directors and officers of the foregoing, for any claims, liabilities and related expenses relating to Buyer’s equity and debt offerings pursuant to the Transaction (other than any such claims, liabilities and related expenses arising solely from information provided by such parties in writing and expressly approved by such parties in writing for use in a prospectus or offering memorandum). Neither the Parents nor Seller will be obligated to execute agreements with underwriters or purchasers in the Buyer’s equity and debt offerings pursuant to the Transaction or be responsible for any representations or indemnification thereto. The Definitive Documentation shall contain provisions substantially similar to the two foregoing sentences.

8.  Transaction Expenses. Each party shall bear its own fees, costs and expenses related to the negotiation, investigations, due diligence and consummation of the Transaction. The Definitive Documentation will provide that the Parents and Seller shall be liable for all of their own and the Company’s, and any of its subsidiaries’ or affiliates’ transaction expenses, including fees and expenses of financial advisors, attorneys and other advisors; provided, that any transfer taxes resulting from Seller’s transfer of the Company’s membership interests to Buyer shall be split equally by Buyer and Seller.

9.  Ordinary Course. From the date hereof, except as contemplated by and in furtherance of the Restructuring, the Parents and Seller will cause the Company and the Company’s subsidiaries to conduct their business in the ordinary course in substantially the same manner in which it previously has been conducted, and not to (it being understood and agreed that the provisions hereof shall not be applicable to NEGI, but will be applicable to NEG Holding and its subsidiaries):

(a)  (i) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or organize, any corporation, limited liability company, partnership, joint venture, trust or other entity or person or any business organization or division thereof or (ii) acquire any rights, assets or properties other than in the ordinary course of business consistent with past practice;

(b)  amend or otherwise change the constituent or organizational documents or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of the Company or its subsidiaries;

(c)  sell, divest, transfer or otherwise dispose of any assets or equity interests, except regular sales of oil and gas sold from out of the ground or storage tanks or other inventories and supplies in the ordinary course of business consistent with past practice; provided, that the Company may also sell, divest, transfer or otherwise dispose of other assets in the ordinary course of business consistent with past practice not in excess in the aggregate of $100,000, or such other assets in the ordinary course of business consistent with past practice with the consent of Buyer not to be unreasonably withheld; provided, further, that the proceeds to be received from any such sale, divesture, transfer or disposition shall be retained for the benefit of Buyer at Closing and shall not be counted towards the Cash Amount or Net Working Capital);

(d)  lease, license, sublicense, mortgage, pledge, encumber or create, incur, assume or cause to be subjected to any lien (other than liens securing the Credit Facility and immaterial liens) on, any of the assets of the Company or its subsidiaries, except in the ordinary course of business in accordance with past practice;

(e)  other than to borrow against its existing credit lines for ordinary course working capital purposes (i) incur or modify any indebtedness for borrowed money or issue any debt securities or any warrants or rights to acquire any debt security (other than, with respect to the Company, in connection with the pending amendment to its bank facility), (ii) assume, guarantee or endorse or otherwise become responsible for, the obligations of any person, (iii) enter into any off-balance sheet financing arrangement or any accounts receivable or payable financing arrangement, or (iv) make any loans, advances or enter into any other financing commitments, including without limitation, any financing commitments or obligations to Seller or any of its affiliates (other than the Company or its subsidiaries);

(f)  pay, make or declare any dividends or distributions (other than cash tax distributions and cash distributions pursuant to the Operating Agreement of NEG Holding dated May 1, 2001)(5) in respect of any of its equity interests; or

(g)  issue, grant, sell, transfer, deliver, pledge, promise, dispose of or encumber, or authorize the issuance, grant, sale, transfer, deliverance, pledge, promise, disposition or encumbrance of, or alter or modify the terms of rights or obligations under, any equity interests, or any options, warrants, convertible or exchangeable securities or other rights of any kind to acquire any equity interest or any other ownership interest of the Company or any of its subsidiaries.

10.  Entire Agreement; Confidentiality; No Third Party Beneficiaries. This Letter (including the Term Sheet) and the confidentiality agreement dated as of July 18, 2006 (the “Confidentiality Agreement”), among, Buyer, AREP and NEGI, constitutes the entire agreement between the parties and any of their respective affiliates and supersedes all prior communications, agreements and understandings (written or oral) with respect to the subject matter hereof. The parties acknowledge and agree that the terms of the Confidentiality Agreement shall continue in full force and effect and apply in all respects to this Letter and any information provided in accordance with the terms hereof. No oral agreements between the parties will be deemed to exist with respect to the Transaction. This Letter is solely for the benefit of the parties hereto and their respective successors and permitted assigns, and shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.

11.  Termination. This Letter shall terminate:

(a)  automatically, upon the first to occur of the following: (x) the close of business on November 16, 2006 (the “End Date”), provided, that, if Buyer shall have satisfied in all material respects its obligations under Section 3 above through the close of business on the End Date but the waiting period (and any extension thereof) applicable to the Transaction under the HSR Act shall not have been terminated or expired, Buyer and Seller agree that the End Date shall be extended to the close of business on January 16, 2007 (the “Extended End Date”) to allow more time for such waiting period to have terminated or expired; and (y) the execution and delivery of Definitive Documentation, or;

(5)
Cash distributions pursuant to the Operating Agreement of NEG Holding are solely to allow NEGI to pay interest on its 10.75% senior notes due 2006 (which are held by the Company), and are generally made at the end of each October and April, in the amount of approximately $8 million per distribution.

(b)  by mutual written consent of each of the parties hereto;

(c)  by Buyer upon written notice to Seller, if:(6)

(i)  Seller breaches in any material respect: (x) its obligations under Section 5 during the Exclusivity Period; or (y) its obligations provided in Sections 3, 6, 7 or 9 (provided that if Seller shall cure such breach prior to the end of 3 full business days following the date of Seller’s receipt of written notice (which notice must be given on a business day), this Letter shall not be terminated and which cure period if invoked, shall extend the End Date referenced in Section 11(a) by such number of days);

(ii)  the Company’s most recent Form S-1, NEG, Inc.’s most recent Form S-1 and Form S-4, or the most recent public filing by AREP to the extent regarding segment information of the Company, in each case made prior to the date hereof, taken as a whole, excluding the financial statements contained therein (which are addressed in clause (iii) below) (the “SEC Reports”) (excluding the effect of any general disclaimers, risk factors or forward-looking statements, but after taking into account any disclosure in such provisions that are matters of fact), are materially untrue or incomplete or include a materially untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not materially misleading, in each case as of the date hereof (provided that the failure to update financial and accounting information to June 30, 2006 or to respond to SEC comments shall not in and of itself be conclusive of such SEC Reports being materially untrue or incomplete or be deemed to be a material omission);

(iii)  (A) the financial statements contained in the SEC Reports (provided that the failure to update financial and accounting information to June 30, 2006 or to respond to SEC comments shall not in and of itself be conclusive of such financial statements being materially untrue or incomplete or be deemed to be a material omission) or the NEG Oil & Gas LLC June 30, 2006 financial statements (the “June 30 Financials”) that have been provided to Buyer, or (B) the December 31, 2005 reserve report that has been provided to Buyer, are materially untrue or incomplete or include a materially untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not materially misleading, in each case as of the date of the financial statements contained in such SEC Reports, such June 30 Financials or December 31, 2005 reserve report; or there shall have been a Material Adverse Change with respect to the Company (as defined in the Term Sheet) between June 30, 2006 and the date hereof;

(iv)  as of any date no earlier than 5 days prior to the End Date (or, if applicable, 5 days prior to the Extended End Date), Buyer is ready and willing to effect the Closing and able to obtain the financing** but, (A) Seller does not have board approval to enter into Definitive Documentation, (B) Seller, the Company or any material subsidiary of the Company is not duly formed, or (C) Seller does not possess unencumbered title to all of the equity interests of the Company (other than liens securing the Credit Facility and immaterial liens);

(v)   as of any date no earlier than 5 days prior to the End Date (or, if applicable, 5 days prior to the Extended End Date), Buyer is ready and willing to effect the Closing and able to obtain the financing** but, Seller and the Company are unable to complete the Restructuring(7) prior to or on such date (provided that, if such inability is the result of an injunction issued by a court of competent jurisdiction, Buyer will not be entitled to terminate the Letter under this clause (v) unless Buyer shall have agreed to extend and has extended the End Date to the Extended End Date to allow Seller to remove such injunction, in which event the End Date shall be extended to the Extended End Date); and

(6)
To the extent that any items described in Sections 11(c)(ii) or 11(c)(iii) are based upon or include matters relating to Longfellow Ranch (in which Buyer owns a controlling interest) of which matters Buyer has knowledge as of the date hereof, such items shall not result in any breach of such Sections or otherwise give rise to any right of Buyer to terminate this Letter.

(7)
As used in clause (v) of Section 11, the phrase “Seller and the Company are unable to complete the Restructuring” shall not include any obligation or ability on the part of such parties to obtain any consents or amendments, or pay any amounts outstanding, under the Credit Facility, as contemplated in footnote 3 of this Letter, it being the sole obligation of Buyer to obtain or pay the same.

**
As used in clauses (iv) and (v) of Section 11, the phrase “able to obtain the financing”, means that Buyer shall be in a position to receive, within 48 hours, the proceeds of the financing necessary to effect the Closing (including, if necessary as a result of required consents contemplated in footnote 3 not being obtained, the proceeds necessary to pay off the Credit Facility) by delivering a borrowing or drawdown or similar notice, or take similar action that may be applicable to a 144A equity or debt drawdown (and that Buyer has entered into binding definitive financing documentation for such financing) but shall not mean that Buyer shall have obtained or irrevocably bound itself to obtain the proceeds of such financing.

(vi)  the Company and its subsidiaries do not hold industry standard title to a material portion of their respective properties (other than liens securing the Credit Facility and immaterial liens) such that the SEC Reports or the June 30 Financials are materially untrue or incomplete or include a materially untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not materially misleading.

The parties agree that, in the event of termination of this Letter by Buyer as set forth in Section 11(c) above, then Buyer shall be entitled to the return of the $10 million paid to Seller as provided in Section 1. Buyer agrees that, except with respect to breaches of Section 5 (which shall be subject to the following paragraph), (i) it shall not seek to recover any losses or damages under this Letter or for any breach of the terms of this Letter beyond the return of such $10 million, (ii) the return of such $10 million payment is Buyer’s sole and exclusive remedy under this Letter or for any breach of the terms of this Letter and (iii) Buyer shall in no event seek or be entitled to an injunction or specific performance of any kind. The Parents, Seller, the Company and their affiliates agree that the retention of the $10 million paid to Seller pursuant to Section 1 shall be their sole and exclusive remedy under this Letter or for any breach of the terms of this Letter and that they shall not seek to recover any losses or damages, and shall in no event, seek or be entitled to an injunction or specific performance of any kind. The Parents and Seller agree to return to Buyer the $10 million amount provided in Section 1, in immediately available funds to an account designated by Buyer, immediately if this Letter terminates pursuant to Section 11(c). If Definitive Documentation has been executed and delivered, such Definitive Documentation shall contain substantially similar termination provisions as in this Section 11 in addition to customary termination rights for Seller and Buyer. Notwithstanding anything in this agreement to the contrary, if Buyer provides Seller with a good faith written notice of termination pursuant to Section 11(c) prior to the automatic termination of this Letter pursuant to Section 11(a)(x), then Buyer’s right to make a claim for the return of the $10 million paid to Seller shall survive until final resolution of such claim (notwithstanding an intervening automatic termination pursuant to Section 11(a)(x)). Buyer agrees that neither (a) the declaration of a “Default” or an “Event of Default” by the agent or the lenders under the Credit Facility as a result of the consummation of the Transaction or the Restructuring or the unwinding of hedges or the distribution of the Stock and the Note pursuant to the Restructuring or the distribution of cash pursuant to adjustments set forth in Section 4 or any similar provisions of the Definitive Documentation nor (b) the failure of the lenders under the Credit Facility to consent to any assignment, waiver, amendment, modification, forbearance or change under the Credit Facility necessary for the consummation of the Transaction, shall in any event give rise to a right of Buyer to receive a refund or return of the $10 million paid to Seller. Notwithstanding the foregoing, none of the foregoing limitations shall apply with respect to any breaches of the Confidentiality Agreement, which shall continue on its own terms as a fully enforceable agreement separate and apart from this Letter.

The parties agree that, in the event of termination of this Letter by Buyer as set forth in Section 11(c)(i)(x) above (i.e., breach of Section 5), then: (i) Buyer shall be entitled to the return of the $10 million paid to Seller as provided in Section 1; (ii) if the Parents, Seller, the Company or any of their affiliates shall, within three (3) months following such termination of this Letter, enter into a written agreement with a third party (as to which any of the parties bound by Section 5 herein violated their obligations under Section 5) with respect to a Competing Proposal, Buyer shall be entitled to an additional payment of $10 million from the Parents; (iii) Buyer shall not seek to recover any losses or damages beyond such amounts; (iv) the payment of such amounts is Buyer’s sole and exclusive remedy under this Letter or for any breach of the terms of this Letter; and (v) Buyer shall in no event seek or be entitled to an injunction or specific performance of any kind. The Parents and Seller agree to make such payments to Buyer, in immediately available funds to an account designated by Buyer, immediately if this Letter terminates pursuant to Section 11(c)(i)(x).

12.  Assignment. Neither this Letter nor any rights or obligations hereunder may be assigned by any party hereto without the prior written consent of the other party.

13.  Counterparts. This Letter may be signed in one or more counterparts, each of which may be an original or facsimile and all of which taken together shall constitute one and the same instrument.

14.  Notices. All notices and other communications hereunder shall be in writing and delivered (i) personally, (ii) by overnight courier or (iii) facsimile (with a PDF or other copy by electronic mail), and shall be deemed duly given on the date of delivery. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

if to Buyer, to

Riata Energy, Inc.

1601 Northwest Expressway, Suite 1600
Oklahoma City, OK 73118
Attention: General Counsel
Facsimile No.: (405) 753- 5975
Email: mmccann@riataenergy.net

with a copy to

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Robert E. Spatt, Esq.
Edward J. Chung, Esq.
Facsimile No.: (212) 455-2502
Email: rspatt@stblaw.com
Email: echung@stblaw.com

if to AREP, AREH or Seller, to

White Plains Plaza
445 Hamilton Avenue - Suite 1210
White Plains, NY 10601
Attention: Felicia Buebel, Esq.
Facsimile No.: (914) 614-7001
Email: fpb@areh.net

with a copy to:

DLA Piper Rudnick Gray Cary
1251 Avenue of the Americas
New York, New York 10020
Attention: Steven L. Wasserman, Esq.
Facsimile No.: (212) 835-6001
Email: steven.wasserman@dlapiper.com

15.  Governing Law; Venue. This Letter shall be governed by and construed in accordance with the laws of the State of New York. Each party to this Letter agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Letter or the Transaction, whether in tort or contract or at law or in equity, exclusively in the federal or state courts located in New York, New York (the “Chosen Courts”). In addition, each party hereby (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives, to the fullest extent permitted by applicable law, any objection to laying venue in the Chosen Court and agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) waives any objection or defense that the Chosen Court is an inconvenient forum or does not have personal jurisdiction over any party to this Letter. Each party hereto further agrees, to the fullest extent permitted by applicable law, that any final judgment in any such action or proceeding shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment. Further, each party hereto hereby waives all right to trial by jury in any claim, action, proceeding or counterclaim by either party against the other on any matters arising out of or in any way connected with this Letter.

[Signature page follows]

If the foregoing terms and conditions correctly sets forth your understanding with respect to the Option and the Transaction, please indicate by executing a copy of this Letter as provided below and returning the same to the undersigned.

RIATA ENERGY, INC.

By: ____________/s/ Tom L. Ward__
Name: Tom L. Ward
Title: Chief Executive Officer

ACCEPTED AND AGREED:

AMERICAN REAL ESTATE PARTNERS, L.P.

By: American Property Investors, Inc.,
its general partner

By: ______/s/ Keith A. Meister__________
Name: Keith A. Meister
   Title: Principal Executive Officer

AMERICAN REAL ESTATE HOLDINGS
LIMITED PARTNERSHIP

By: American Property Investors, Inc.,
its general partner

By: ________/s/ Keith A. Meister _____
Name: Keith A. Meister
   Title: Principal Executive Officer

[Exclusivity Agreement and Letter of Intent Signature Page]

ANNEX A

THIS TERM SHEET IS A PRELIMINARY SUMMARY OF NON-BINDING TERMS CONCERNING A POSSIBLE TRANSACTION BETWEEN THE PARTIES. THIS TERM SHEET IS FOR DISCUSSION PURPOSES ONLY IN ORDER TO FACILITATE DISCUSSIONS BETWEEN THE PARTIES REGARDING A POTENTIAL TRANSACTION AND DOES NOT CONSTITUTE AND WILL NOT GIVE RISE TO ANY LEGALLY BINDING AGREEMENT, OBLIGATION OR DUTY OF ANY KIND OR CHARACTER (INCLUDING, WITHOUT LIMITATION, ANY AGREEMENT, OBLIGATION OR DUTY TO ACT REASONABLY, FAIRLY OR IN GOOD FAITH) ON THE PART OF EITHER PARTY OR THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, STOCKHOLDERS, EMPLOYEES OR AGENTS.

Term Sheet

Defined Terms:	Capitalized terms used but not defined in this Term Sheet have the meanings given in the Letter to which this Term Sheet is attached.
Buyer:	Riata Energy, Inc. or a subsidiary thereof.
Seller:
AREP O & G Holdings LLC, the sole owner of membership interests in NEG Oil & Gas, LLC, after giving effect to the Restructuring (as defined below). For purposes of this Term Sheet and the avoidance of doubt, the Company shall not be deemed to include the corporate entity, National Energy Group, Inc. but will be deemed to include all of the issued and outstanding membership interests of NEG Holding LLC held by NEGI to be acquired by the Company in the Restructuring, and NEGI shall not be deemed to be a direct or indirect subsidiary of the Company, the Seller or the Parents.(8)

The Parents:	American Real Estate Partners L.P. American Real Estate Holdings Limited Partnership AREP Oil & Gas Holdings, LLC
Transaction; Restructuring:
If Buyer elects to exercise the Option, on the Closing Date, Buyer will purchase from Seller, and Seller will sell to Buyer, all of the issued and outstanding membership interests of the Company.

Prior to the Closing, Seller will, or will cause the Company to (or will cause NEG Holding to), at Seller’s expense, exercise its redemption/call right provided in Section 5.4 of the Operating Agreement For NEG Holding LLC, dated May 1, 2001 (or achieve the same result through another mechanism), and distribute (i) the Company’s 50.1% common stock interest of NEGI (the “Stock”) to Seller or its other affiliates and (ii) the $148.6 million NEGI 10.75% senior notes due 2006 (extended maturity to 10/31/2007) held by the Company (the “Note”) in a transaction to close upon and simultaneously with the Closing, such that the Company will own 100% of NEG Holding (the “Restructuring”); Parents will indemnify Buyer for all liabilities related to NEGI, any claims of or liabilities to the shareholders of NEGI, or any obligations or liabilities related to the exercise of the redemption/call right; Buyer will either obtain any required consents or amendments, or pay all amounts outstanding, under the Credit Facility at Closing, as contemplated in footnote 3 of the Letter.

As between Buyer and Seller, Parents and Seller shall retain all liabilities and obligations related to the Restructuring and the cash-out of the public shareholders of NEGI, if any, and shall bear all liabilities, costs and expenses associated with or resulting from the Restructuring, or any claims made by the public shareholders of NEGI regarding NEGI, the Restructuring, or any subsequent liquidation or similar action with respect to NEGI (the “Restructuring Liabilities”).

(8)
As of July 31, 2006, NEGI’s assets, other than its membership interest in NEG Holding, consisted of: (i) cash and cash equivalents in the amount of approximately $3.06 million; (ii) accounts receivable from the Company and its subsidiaries under operating and management contracts (all of which will be terminated as of the closing of the Transaction) in the amount of approximately $1.4 million; (iii) a deferred tax asset in the amount of approximately $6.2 million; and (iv) other assets unrelated to oil and gas operations (including, furniture, computers, leases for office space and office equipment and similar items, but not including any information technology, software and data relevant to the oil and gas operations of the Company or its subsidiaries, including NEG Holding, whether or not on such computers, which will be transferred to Buyer as part of the Transaction). All references herein to the SEC Reports (as defined in Section 11(c)(ii) of the Letter) and financial statements shall be deemed to exclude such assets of NEGI (other than NEGI’s membership interests in NEG Holding and such information technology, software and data).

Purchase Price:	Aggregate purchase price of $1.519 billion (described in further detail below), subject to the mandatory cash adjustment and working capital adjustment described in Section 4 of the Letter.
Cash:
$1.025 billion in immediately available funds currently contemplated to come from:
•  The $10 million that has been provided in connection with the execution of the Letter shall be applied towards the aggregate purchase price and shall reduce the below amounts accordingly
•  $400 million will be provided from new 3rd party common stock issuance
•  $625 million will be provided by a bridge loan to be replaced by a high yield debt offering (but some of which could be common stock instead)

Buyer Common Stock:
12,842,000 shares of Buyer common stock.

Tom Ward and Malone Mitchell (in each case, together with his wife and children, entities, trusts and other affiliates, whether or not controlled (the “Affiliated Parties”) holding common stock, preferred stock, options, warrants, or any other equity or debt securities or instruments convertible into common stock, of Buyer (“Buyer Equity Securities”)) and Buyer will undertake, that if Tom Ward or Malone Mitchell or any Affiliated Parties acquire any Buyer Equity Securities from Buyer from September 1, 2006 until the expiration of the post-Qualified Public Offering lock-up period applicable to Seller and its affiliates at less than fair market value (it being agreed that Tom Ward, Malone Mitchell and the Affiliated Parties shall only acquire Buyer Equity Securities for cash or tangible assets), other than as part of their participation in management or employee compensation arrangements not to exceed, with respect to all employees of Buyer, in the aggregate 2% of outstanding Buyer common stock per calendar year, then Seller shall be provided an opportunity, to close at the same time as any such transaction involving Tom Ward, Malone Mitchell or the Affiliated Parties, to acquire from Buyer a proportionate number of additional Buyer Equity Securities at the same price and on the same terms as Tom Ward or Malone Mitchell or such Affiliated Parties, as the case may be.

None of the Parents, Seller or any of their respective affiliates shall be restricted from purchasing additional Buyer Equity Securities and the Definitive Documentation will contain no “stand-still” provisions on such purchases.

Cash and Debt at Closing:
The Company and its subsidiaries will have $50 million of cash (or, if the cash amount is more or less than $50 million, adjustments to the cash consideration will be made pursuant to Section 4 of the Letter) and no more than $300 million of third party debt obligations (consisting of borrowings under the Credit Facility) at Closing.

Transaction Expenses:	See Section 8 of the Letter.
Tax Treatment:
The purchase of all of the Company's membership interests is substantially an asset purchase from the Buyer's perspective (and the Company has not and will not elect to be treated as a corporation).

To the extent possible, Seller will make, and will cause the Company and its subsidiaries to make, all Section 754 elections as Buyer may request.

The distributions of the Stock and the Note shall not be taxable to the Company and its subsidiaries.

Any upstream notes, obligations or liabilities of the Company or its subsidiaries for the benefit of the Parents, Seller or their respective affiliates will be eliminated without the incurrence of tax obligations or liabilities to the Company or its subsidiaries.

To the extent any such matters that are intended to be tax neutral to the Company and its subsidiaries are not, the Parents shall indemnify Buyer against all such taxes.

Employee Matters:
Buyer shall have the option, but not the obligation, to offer employment to any or all of the former NEGI employees. Buyer is not responsible for any obligations to the former NEGI employees, and Seller or NEGI will retain all liabilities and obligations to such employees (including severance).

Ordinary Course Operation:
Prior to Closing, the Company shall be operated in the ordinary course of business consistent with past practice and will not, among other things, take any actions enumerated in Section 9 of the Letter.

IPO of Buyer:
Buyer shall use its reasonable best efforts to complete an initial public offering within one year after the Closing (the “Target Date”), which shall be an underwritten, broad based offering of in excess of $100 million in common shares and result in not less than 20 million shares (including the 144A equity holders) being listed for trading on a national securities exchange (a “Qualified Public Offering”).

Registration Rights:
Seller will have customary piggyback registration rights and, following a Qualified Public Offering, 3 demand registration rights (including shelf registration, if available) with customary terms, restrictions and blackout periods. Shares of Buyer common stock held by Seller and its affiliates will be subject to a lock up (including as to PORTAL and 144A trading) from the date of issuance until 180 days after a Qualified Public Offering of Buyer¸ provided, that (i) Tom Ward and Malone Mitchell and the Affiliated Parties agree to an equivalent lock up for the same period and (ii) Seller shall be released (a) if and to the same extent as the lock-up with respect to Tom Ward or Malone Mitchell or the Affiliated Parties is released and (b) solely with respect to PORTAL and 144A trading, upon the Target Date. For the avoidance of doubt, (A) if Seller exercises its demand registration right (subject to the terms herein) such registration rights will have priority to, and will not be cut back as a result of, piggyback registration rights held by Tom Ward or Malone Mitchell or the Affiliated Parties, (B) if Tom Ward or Malone Mitchell or the Affiliated Parties exercise a demand registration right, such registration rights will have priority to, and will not be cut back as a result of, piggyback registration rights held by Seller or its affiliates, and (C) if any third party exercises a demand registration right or Buyer otherwise files a registration statement or effects an initial public offering, each of Tom Ward, Malone Mitchell and the Affiliated Parties, on the one hand, and Seller and its affiliates, on the other, shall have pari passu piggyback registration rights with respect to each other regarding such registration or initial public offering.

If Buyer has not completed a Qualified Public Offering prior to the Target Date, Seller will have the right to cause the Company to go public by exercising its demand registration right, but such right shall be subject to customary terms, restrictions and blackout periods (provided that Seller may not impose any black-out period for more than 60 days in any 90 day period or 90 days in any 360 day period). Tom Ward and Malone Mitchell and the Affiliated Parties shall not have a parallel pre-Qualified Public Offering demand registration right (as described in the preceding sentence).

Seller shall have the ability to transfer rights under its registration rights agreement (other than the rights described in the immediately preceding paragraph) to up to two transferees in connection with substantial (amount to be determined in Definitive Documentation) sales of its shares so long as the overall rights under the registration rights agreement (e.g., number of demands, etc.) are not expanded and Seller and such transferees exercise such registration rights together as a group acting by majority vote of the shares held by them.

Seller’s registration rights will be subject to existing priority and timing of registration rights of existing 144A holders as provided in the Resale Registration Rights Agreement between Buyer and Banc of America Securities LLC, dated December 21, 2005 and attached as Exhibit 4.2 to the Buyer S-1, filed on February 10, 2006 with the SEC, which agreement may not be amended in any manner detrimental in any material respect to Seller’s registration rights described in this Term Sheet. Seller shall have pari passu rights with any future registration rights granted by Buyer (including in connection with the contemplated acquisition financing) for such periods and on such terms as are agreed by the parties.

Tag Along Rights: Seller shall have tag along rights with respect to the shares purchased or received hereunder on negotiated and block sales of substantial blocks of Buyer common stock by Tom Ward and Malone Mitchell and the Affiliated Parties, provided, that such rights shall expire on the earlier of (i) 2 years after a Qualified Public Offering or (ii) such time when the remaining shares purchased or acquired hereunder, beneficially owned by the Parents, Seller and their affiliates taken together, represent in the aggregate less than 5% of Buyer (but in no event shall such parties be deemed to beneficially own less than 5% of Buyer as a result of the contemplated acquisition financing). Prior to the Qualified Public Offering, without Seller’s consent, neither Tom Ward nor Malone Mitchell nor the Affiliated Parties shall sell Buyer Equity Securities unless Seller has previously sold all of its shares of Buyer common stock acquired pursuant to the Transaction or Seller is provided an opportunity to sell all of such shares in such sale on the same terms and conditions as Tom Ward or Malone Mitchell or the Affiliated Parties, as the case may be.

Buyer will bear the registration expenses (exclusive of underwriting discounts and commissions) of all piggyback and demand registrations, including the reasonable fees and expenses of one counsel for the selling holders of its securities. The definitive registration rights documentation will contain such other provisions with respect to registration rights as are customary, including cross-indemnification and underwriting arrangements.

Material Adverse Change
“Material Adverse Change” shall mean, when used in connection with Buyer or Seller, as the case may be, any change, event, occurrence, condition, circumstance, development or effect that, individually or in the aggregate has had, or will have, a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of such entity and its subsidiaries taken as a whole, or that would reasonably be expected to materially delay or adversely affect the ability of such entity to consummate the Transaction; provided, however, that any change, event, occurrence, condition, circumstance, development or effect that is (i) primarily caused by conditions affecting the United States economy generally or the economy of any nation or region in which such entity or any of its subsidiaries conducts business that is material to the business of such entity and its subsidiaries, taken as a whole, shall not be taken into account in determining whether there as been or would be "Material Adverse Change" on or with respect to such entity, (ii) primarily caused by conditions generally affecting the oil and gas industry shall not be taken into account in determining whether there has been or would be a "Material Adverse Change" on or with respect to such entity, and (iii) primarily caused by the announcement or pendency of the Letter, the Definitive Documentation or the transactions contemplated hereby shall not be taken into account in determining whether there has been or would be a "Material Adverse Change" on or with respect to such entity, except in the case of clauses (i) and (ii), to the extent such change, event, occurrence, condition, circumstance, development or effect has a disproportionate adverse effect on such party and its subsidiaries as compared to any other person engaged in the same business.

Seller Representations and Warranties; Survival:
None of the representations and warranties in the definitive purchase agreement shall survive the Closing except:
(i)  certain fundamental representations regarding authority, due formation, and capital structure of the Company and title to equity interests being sold shall survive indefinitely;
(ii)  representations and warranties with respect to accuracy in all material respects of the SEC Reports (excluding the effect of any general disclaimers, risk factors or forward-looking statements, but after taking into account any disclosure in such provisions that are matters of fact) (subject to the same provisos in the Letter), accuracy in all material respects of updated financial statements, accuracy in all material respects of the updated reserve report, industry standard title to properties, absence of Restructuring Liabilities, termination of affiliate transactions (including guarantees and obligations to Seller affiliates or to third parties on behalf of Seller affiliates), and absence of Material Adverse Change of the business since the date of the updated financials shall survive for 15 months after the Closing;
(iii)  representations and warranties with respect to material environmental liabilities (which shall be knowledge based) shall survive 2 years after the Closing; and
(iv)  representations and warranties with respect to tax liabilities shall survive the Closing for a period ending 15 days past the applicable statute of limitations.

The representations and warranties in clauses (ii), (iii) and (iv) are referred to as the “Seller Business Representations”.

Buyer Representations and Warranties; Survival:
None of the representations and warranties in the definitive purchase agreement shall survive the Closing except:
(i)  certain fundamental representations regarding authority, due formation, and capital structure of Buyer shall survive indefinitely;
(ii)  representations and warranties with respect to accuracy in all material respects of the 144A offering memorandum prepared in connection with the raising of the third party common stock issuance for the Transaction described under “Purchase Price - Cash” above (currently contemplated to be approximately $400 million) (excluding the effect of any general disclaimers, risk factors or forward-looking statements, but after taking into account any disclosure in such provisions that are matters of fact) (subject to the same provisos in the Letter), accuracy in all material respects of financial statements contained in such 144A offering memorandum, and absence of Material Adverse Change of the business since the date of such financials contained in the 144A offering memorandum shall survive 15 months after the Closing (such representations and warranties in this clause (ii), the “Buyer Business Representations”).

Indemnification:
Definitive Documentation will include post-closing indemnification of Buyer by the Parents for (a) Restructuring Liabilities and any other liabilities related to NEGI (including employee severance and other costs), (b) all pre-Closing tax liabilities, (c) liabilities of Seller or the Parents incurred by Buyer based on the Company’s former status as a subsidiary or member of the consolidated entity with the Parents, (d) liabilities related to affiliate transactions and guarantees (e) breaches of any covenants, and (f) breaches of representations and warranties stated to survive the Closing.

$5 million basket and 25% cap reciprocal with respect to indemnities for the Seller Business Representations and Buyer Business Representations.

Affiliate Transactions:
The Parents, Seller and the Company shall terminate all obligations and liabilities of the Company or its subsidiaries to, or on behalf of, the Parents, Seller or their respective affiliates, and there shall not exist any such remaining liability of the Company or any of its subsidiaries after the Closing to the Parents, Seller or their other respective affiliates.

Closing Conditions:
The Definitive Documentation will contain customary closing conditions for oil and gas transactions. Without limiting the foregoing, the closing conditions shall include: (a) no material adverse change to Buyer or Seller since the date of their respective updated financials, (b) receipt of all required approvals from governmental authorities including HSR approval, (c) receipt of any material third party consents or approvals, (d) completion of the Restructuring substantially in accordance with this Term Sheet, (e) no injunction, (f) termination of all affiliate transactions, guarantees (including obligations to third parties on behalf of the Parents, Seller or their respective affiliates) (other than between the Company and the Company’s subsidiaries), and (g) Buyer’s receipt of financing.

To the extent that the parties enter into Definitive Documentation that contemplates a closing after the End Date (or the Extended End Date, as the case may be), such entering into will be by choice of the parties and the Definitive Documentation under such circumstances will likely contain a drop dead date to be negotiated.

No Third Party Beneficiaries:
This Term Sheet and the Letter to which it is attached is solely for the benefit of Buyer and Seller and their respective successors and permitted assigns and shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.

Public Announcements:
Except as may be required by law or legal process and disclosures necessary in connection with financing transactions by Buyer or any of its related entities, neither Buyer nor Seller, nor any of their respective affiliates, will issue any press release or make any public statement regarding the Transaction before consummation of the Transaction.

Buyer acknowledges that (i) Seller will promptly file this Term Sheet and the accompanying Letter as an exhibit to an amendment to its Schedule 13D and (ii) AREP will file a Form 8-K with respect to entering into a material agreement. Seller acknowledges that Buyer will conduct an investor conference call with its 144A holders. Buyer and Seller will promptly issue a joint press release. Each of the parties agrees to consult with the other regarding these respective disclosures.

Governance Rights:	Seller will not receive any governance rights, boards seats, or other similar provisions.